Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

microsurgeonbot Inc.
2355 Westwood Blvd., Suite 961
Los Angeles, CA 90064
http://msb.ai

Up to $107,000.00 in Class B Non-voting Shares at $1.36
Minimum Target Amount: $9,998.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: microsurgeonbot Inc.
Address: 2355 Westwood Blvd., Suite 961, Los Angeles, CA 90064
State of Incorporation: DE
Date Incorporated: May 22, 2017

Terms:

Equity

Offering Minimum: $9,998.72 | 7,352 shares of Class B Non-voting Shares
Offering Maximum: $107,000.00 | 78,676 shares of Class B Non-voting Shares
Type of Security Offered: Class B Non-voting Shares
Purchase Price of Security Offered: $1.36
Minimum Investment Amount (per investor): $199.92

Perks*

1) If you invest over $1,000 you will receive 5% bonus shares. If you invest over $2,500 you will receive 10% bonus shares. If you invest over $5,000 you will receive 15% bonus shares. Investments over $10,000 receive 20% bonus shares.

2) Investments over $2,500 officially signup to become one of the first commercial GURU customers, with a $250 credit for your first use when GURU goes live.

3) For investors over $10,000: Get an early preview of GURU as we prepare to release to pilot customers, and participate in an online stakeholder design review webconference.

*all Perks occur after the offering is completed

The Company and its Business

Company Overview

MSBAI is an early-stage startup in Los Angeles California. We're focused on enabling engineers to do more by making it possible for people who have never used High Performance Computing before to leverage the power of HPC and perform new complex tasks. Our GURU engineering AI assistant augments team member abilities, in a manner expected to produce immense competitive advantages. Developing internal AI capabilities is an extremely costly investment that a large percentage of industry is already behind on, and we expect GURU adopters to achieve short term cost advantage, plus the long term capability advantage.

Competitors and Industry

There is presently no engineering AI assistant to the best of our knowledge. We are presently focusing on two verticals: A) Computer Aided Engineering, and B) Energy Efficiency & management. The way companies currently work in these areas is by 1) using software tools and contractors that specialize in them, and rent computer time from a cloud service provider or purchase computers to do computation 'on-prem' 2) contracting to Energy Service Companies (ESCOs) as well as purchasing metering & IOT devices and specialized software to provide individual solutions. See this list for instance: https://www.energy.gov/eere/downloads/department-energy-qualified-list-energy-service-companies In both the case of 1) and 2) there are many companies, particularly small & medium enterprise businesses in product development and manufacturing (SMEs), who rarely use these services and tools because of the expertise-barrier and expense. Companies that do use them usually encounter strong limitations in productivity due to the number of these sorts of tasks their own

employees can perform, and the expense of hiring contractors. GURU enables non-experts to use CAE tools from companies like ANSYS, Siemens, and several other specialized software companies and to deploy them to cloud services from companies like AWS, Google Cloud, and several other providers. GURU also enables non-experts to perform their own energy audits and generate recommendations, and to connect to third party metering and IOT devices for dynamic data from the plant. In each of these example application areas, there are strong unmet needs in the industry - and the vendors are making a fraction of the sales they could be - as a consequence of a pervasive expertise-barrier. The expertise-barrier results in individual companies being prohibited to use all the best engineering tools or to save energy in their industrial operations - and the vendors of the tools and services are harmed by not being able to make more sales. For this reason, our opinion informed by interviews with prospective tool and cloud vendors is that a large percentage of companies already operating in these verticals will become our channel-partners, rather than our competitors. We are enabling companies that don't use their software and cloud platforms to be able to (and companies that already do, to do more of it) and when our customers run a GURU job, the other vendors will receive a fee if their software or service is used in that job. So, we are bringing them business they would otherwise not receive. (GURU is like an Amazon for engineering in this way). The following resources provide evidence of the expertise-barrier, and its negative effect on industry: http://www2.itif.org/2016-high-performance-computing.pdf https://www.sbir.gov/sbirsearch/detail/1308577 https://ntrs.nasa.gov/archive/nasa/casi.ntrs.nasa.gov/20140003093.pdf https://www.ipcc.ch/sr15/chapter/summary-for-policy-makers/ https://www.eia.gov/todayinenergy/detail.php?id=8110 https://www.energy.gov/sites/prod/files/2017/01/f34/2017%20US%20Energy%20and%20Jobs%20Report_0.pd https://www.energy.ca.gov/renewables/tracking_progress/documents/energy_efficiency.pdf

Current Stage and Roadmap

MSBAI is an early stage company. We have working prototypes of GURU developed that prove the concept, and have enabled us to do bootstrapping contract work. We need to build the platform in order to deploy the GURU AI agents for commercial use. The planned technology roadmap developments focus on developing our platform tools that minimize the time and expense of building these 'agents' that do the individual specialized tasks, and to deploy first agents commercially in the first year of development. The platform developments achieved will enable us to scale up the number of agents (and hence number of jobs GURU can do) deployed after the first year. The key to the GURU platform are methodologies we have developed to build and train our hybrid symbolic+geometric artificial intelligence agents. Our findings from R&D we've already completed is that this AI strategy is necessary to achieve a functional assistant for engineering tasks. This article described a portion of the prototype testing we have conducted: (https://www.olcf.ornl.gov/industry-project/intelligent-middleware-making-cfd-accessible-through-leadership-scale-deep-learning-research/). Without the automation approaches we have developed for both 'rules-ingestion' to the symbolic portion of the agents, and the abstracted model search, and automated building and refinement, we have developed for the geometric part of the agents, the time and expense of building these agents would make it impractical to scale. The planned platform developments will take our R&D prototype results and build them into a commercial platform. The first two verticals we have been building and demonstrating prototypes in are i) Computer Aided Engineering (CAE), and ii) industrial Energy Efficiency (EE). For instance, see these two videos: https://youtu.be/792gTO51jPo https://youtu.be/4ebCMMJRzEE In each of these cases, entire end-to-end engineering workflows are completed by several individual task agents running together in a coordinated manner. To make clear what we have achieved with GURU prototype demonstration: The CAE video shows a person talking to GURU running locally on a laptop, and GURU takes the basic commands spoken from the human user, through a remote connection to a remote High Performance Computing system invokes agents to make decisions like best solver parameters to select for the specific simulation the user asked for, and parallel computation settings to deploy the compute job, and then it runs the job. This is a real demonstration we have previously demonstrated live for private audiences deploying to different remote computing systems, including the OLCF's Titan Supercomputer. What you see on the laptop screen in the video is GURU actually running the job on Titan as a consequence of the user talking to

the laptop. This demonstrates GURU's simple human-computer interface, the hybrid-intelligence agents, the client-server mode of execution, and the successful completion of an end-to-end engineering workflow by GURU. We have developed the approaches to build these agents, and to automate the process of building them - which is key to being able to scale up the number of capabilities GURU offers. The planned next platform developments are to advance the GURU platform from this R&D prototype stage to the commercial stage, so that we can deploy the services to paying customers.

The Team

Officers and Directors

Name: Allan Grosvenor

Allan Grosvenor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 22, 2017 - Present
  Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, and acting as the main point of communication between the board of directors and corporate operations.

- **Position:** CFO
  Dates of Service: December 07, 2017 - Present
  Responsibilities: Managing the company's finances, including financial planning, management of financial risks, record-keeping, and financial reporting.

- **Position:** Director
  Dates of Service: May 21, 2017 - Present
  Responsibilities: determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies Office or other agencies. calling meetings, including an annual meeting of shareholders. maintaining and keeping records.

Other business experience in the past three years:

- **Employer:** Masten Space Systems
  Title: Aerodynamics Lead, Senior Engineer
  Dates of Service: January 28, 2014 - Present
  Responsibilities: Leading aerodynamics activities

Name: Martin Conlon

Martin Conlon's current primary role is with Equispheres Inc.. Martin Conlon currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: May 21, 2017 - Present
  Responsibilities: Ensuring the integrity of the governance framework, being responsible for the efficient administration of a company, ensuring compliance with statutory and regulatory requirements and implementing decisions made by the Board of Directors.

- **Position:** Director
  Dates of Service: August 22, 2017 - Present
  Responsibilities: determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies Office or other agencies. calling meetings, including an annual meeting of shareholders. maintaining and keeping records.

Other business experience in the past three years:

- **Employer:** Equispheres Inc.
  Title: CTO
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Chief Technology Officer

Other business experience in the past three years:

- **Employer:** National Research Council Canada
  Title: Research officer
  Dates of Service: February 01, 2010 - July 01, 2017
  Responsibilities: research work and management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity offerings should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the enterprise engineering software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational GURU, the ultimate engineering AI assistant, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only demonstrated prototypes for our GURU engineering AI assistant. Delays or cost overruns in the development of our GURU engineering AI assistant and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in completing commercial platform development, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current

products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

microsurgeonbot Inc. (dba msbai) was formed on May 22, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. microsurgeonbot Inc. (dba msbai) has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that GURU, the ultimate engineering AI assistant is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on microsurgeonbot Inc. (dba msbai) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on microsurgeonbot Inc. (dba msbai) could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Allan Grosvenor	2,000,000	Common stock	45.45
Martin Conlon	2,000,000	Common stock	45.45

The Company's Securities

The Company has authorized Common Stock, and Class B Non-voting Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 78,676 of Class B Non-voting Shares.

Common Stock

The amount of security authorized is 9,000,000 with a total of 4,400,000 outstanding.

Voting Rights

The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Class B Non-voting Shares

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-voting Shares.

Material Rights

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board

from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $40.00
Number of Securities Sold: 4,000,000
Use of proceeds: This made the cofounder Restricted Stock Purchase Agreement official.
Date: August 22, 2017
Offering exemption relied upon: Rule 144, Regulation A

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4.00
  Number of Securities Sold: 400,000
  Use of proceeds: Equity for our advisors
  Date: December 31, 2018
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
The company is early stage and pre-commercial-revenue. So far, research and development, and prototype development and demonstration has been funded from bootstrapping. Revenue decreased from $13,000 in 2017 to $0 in 2018 due to a small bootstrapping contract in the first year that aligned well with company goals. Net income decreased from -$7,500 in 2017 to -$32,500 in 2018. In addition to bootstrapping contract work, the cofounders have funded efforts necessary for prototype development and promotion. We have separately provided financial projections for scalable revenues we expect when GURU is deployed commercially as Software as a Service. The performance to date depicted in the financial statements do not reflect expected performance in the commercial deployment phase, as the focus so far has primarily been internal development of the technology prior to taking on GURU customers.

Historical results and cash flows:
microsurgeonbot Inc. (DBA MSBAI) is an early stage company that has been developing and demonstrating the GURU technology in a bootstrapping mode. We have not yet deployed the system to the commercial market, and so the revenue, cost, income so far have reflected this pre-revenue stage of the company. These historical results are therefore not indicative of what investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
We have operated the company based on revenue from bootstrapping, funds and time contributed by

the cofounders. We are now raising capital for the proposed plan, based on both equity crowdfunding as well as from angel and institutional investors. Total funds we are pursuing from the combined fundraising effort is two million dollars.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
These funds are critical to the company operations. We are raising additional funds from accredited investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
We are raising funds from equity crowdfunding, as well as from accredited investors. The viability of the company is dependent on the ability to raise investment from the sum of these funding sources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
The company can operate for a year with minimum funds, by keeping the team to a minimum size (continue the bootstrapping mode). Reduced funding levels would slow down the progress of brining the product to market.

How long will you be able to operate the company if you raise your maximum funding goal?
We expect the total funds being raised presently will enable the company to operate for two years. We expect these funds will be supplemented by additional fundraising to continue development of the commercial platform.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We expect to pursue a Series A level raise from institutional investors (or potentially additional crowdfunding) in approximately two years. The funds will be used to scale up our ability to serve GURU to a maximum number of commercial customers after we have demonstrated the first phase of successful operation generating SaaS revenue.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,984,000.00

Valuation Details: Bottom up TAM from experience in target areas, experience selling engineering enterprise software, advisors' experience in these business areas, calculated value we bring to underserved market, status of prototype system, projected 5&10 yr sales. Assumptions: We are raising $1-2MM now in a combination of equity crowdfunding, and angel/VC investments. Based on our experience in selling enterprise engineering software, our market research on the need for High Performance Computing adoption, the Energy Efficiency and Computer Aided Engineering market sizes, and the new entrants we have assessed we can bring into the market: Our five year Total Addressable Market is $1BN, and for the subsequent five years it grows to $20BN. In the first five years we are establishing the GURU platform so that we can increase the number of agents we can

serve from low single digits with first pilot customers in 2019, to hundreds by 2023. By then we will have brought in more investment to continue scaling up and prepare to extend our reach into adjacent markets. For the earliest deployments we have identified most immediate pain points in CAE such as geometry repair and processing, and most commonly needed engineering analysis. In EE we will first focus on level one plant audits and energy efficiency recommendations. We will expand to enable connecting metering and IoT devices so the user begins to use GURU on a daily basis, and runs scenarios to further improve the plant more often. GURU capabilities in energy will expand into management. It will become more and more common for industrial plants to have to utilize power from combined sources of utilities and micro-grids, and adapt to demand-response scenarios. Users will come to expect GURU to enable them to communicate throughout their organizations at a systems-level in the CAE scenario (e.g., designing an airplane: interface control of everything from fuselage bulkheads to electrical circuits and APU's generating power and every device drawing power from fans to electronics will be book-kept by GURU). GURU will expand into manufacturing - for instance determining optimal settings for a new part being additively manufactured. In EE - expanding to Energy Efficiency and Management, an entire industrial plant will be book-kept by GURU, such that a living documentation exists that can be easily interrogated by workers at the plant. Today, it is common for the documents on an industrial plant to be lost and only a small number of plant workers to understand enough about the way the entire plant is configured and run to be able to operate it. When these people leave it poses massive problems, and GURU provides a powerful new way to centralize the knowledge in a manner that builds and retains it and provides it to the workers understanding of how the plant is operating, with powerful control of dynamic utilization of multiple power sources and dynamic capabilities to modify power draw schedules in plant operations to maximize savings while maintaining productivity. GURU will subsequently graduate from being a product focused on enabling small companies currently disadvantaged by expertise-barriers, to also offering powerful capabilities that large companies also strongly need - solving for instance, a common siloed-communication problem that exists in many larger organizations that results in costly unpredicted system integration problems. These increases in capabilities will result in customers using GURU on a regular basis, and our subsequent ability to sell more subscriptions, ultimately with tiered levels - we will be able to increase our average equivalent annual subscription price to $20,000. We provide breakdowns below bases on assumptions that the first customers will use GURU on a pay-as-you go basis in the beginning, and our ability to sell more annual subscriptions will grow as we achieve the milestones outlined above. Additional details of these projections are provided in our deck and business model spreadsheet. Annual Recurring Revenue (ARR) Projections to 2023: 2020 ARR EE Users = 3 per month Jobs per user = 0.5 per month $500 each (=$9,000) CAE Users = 14 per month Jobs per user = 4 per month $300 each (=$201,600) EE Annual Subscriptions = 6 CAE Annual Subscriptions = 24 $10,000 each (=$300,000) Total ARR = $500k Notes: First pilot customers will subscribe to the GURU platform by end of 2019. Number of agents (meaning number of tasks GURU can perform) will be limited in the beginning. GURU platform developments focus on elements that enable us to accelerate deployment of additional agents/capabilities - which results in increased sales of number of discrete 'jobs' (execution of a given engineering workflow). In the beginning, users will likely purchase GURU on a per-job basis much more than annual subscriptions, and predominant customers will be small companies. 2021 ARR EE Users = 15 per month Jobs per user = 3 per month $500 each (=$270,000) CAE Users = 59 per month Jobs per user = 4 per month $300 each (=$849,600) EE Annual Subscriptions = 120 CAE Annual Subscriptions = 96 $10,000 each (=$2,160,000) Total ARR = $3MM Notes: Larger number of agents available on the GURU platform will increase sales to more customers, and customers will run multiple jobs per month. Subscription sales will increase. GURU will be an enabler for small companies, and begin to attract more business from large companies as well. 2023 ARR EE + CAE Annual Subscriptions = 25,000 (Estimate based on equivalent annual subscription sales to 10% of # SME's in the US identified as performing engineering & manufacturing who could be using HPC based on market analysis: http://www2.itif.org/2016-high-performance-computing.pdf) $20,000 each Total ARR = $500MM Notes: Achieving hundreds of capabilities/agents, multiple tiers of subscriptions will be available and we will be selling average equivalent subscriptions at $20,000 to small, medium and large companies.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  94.0%
  These proceeds will be devoted to pay personnel performing software development duties. These funds will be used for other team members than the cofounders.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  74.0%
  These proceeds will be devoted to pay personnel performing software development duties. Allan Grosvenor (cofounder and CEO) will be included. Payment of personnel is coming from our total fundraising effort, of which this equity crowdfunding campaign is a part. We estimate approximately as much as half of the funds raised under this category will support Allan Grosvenor's role.

- *Operations*
  10.0%
  A portion of these funds will be used for company operations. We are running a lean operation and the operations expenses are related to equipment like computer hardware and cloud service accounts, plus accounting and legal services.

- *Marketing*
  10.0%
  A portion of the funds will be applied to marketing expenses. Website development and other online marketing will be included.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://msb.ai (Allan to fill out).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/msbai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR microsurgeonbot Inc.

[See attached]

I, Allan Grosvenor, the CEO of Microsurgeonbot Inc., hereby certify that the financial statements of Microsurgeonbot Inc. and notes thereto for the periods ending May 22, 2017 to December 31, 2017 and January 1, 2018 to October 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $13,000; taxable income of $ 333 and total tax of $ 50.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the November 23, 2018 (Date of Execution).



_____ (Signature)

CEO   (Title)

November 23, 2018   (Date)

MICROSURGEONBOT INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
October 31, 2018 and December 31, 2018

Microsurgeonbot Inc.
Index to Financial Statements
(unaudited)

MICROSURGEONBOT INC.
BALANCE SHEETS
AS OF OCTOBER 31, 2018, AND DECEMBER 31, 2017
(unaudited)

	October 31, 2018	December 31, 2017
Assets		
Current Assets:		
Cash	$ -	$ 5,000
Total Current Assets	-	5,000
Non-Current Assets		
Property, Plant & Equipment	-	-
Total Non-Current Assets	-	-
Total Assets	-	5,000
Liabilities and Equity		
Current Liabilities		
Account Payable	-	-
Short-term borrowings	-	-
Total Current Liabilities	-	-
Non-Current Liabilities	-	-
Long-term borrowings	-	-
Total Non-Current Liabilities	-	-
Total Liabilities	-	-
Stockholders' Equity		
Common Stock, par value $0.00001 10,000,000 shares authorized, 4,000,000 Issued and Outstanding.	40	40
Additional Paid In Capital	39,960	12,460
Retained Earnings	(7,500)	-
Net Income	(32,500)	(7,500)
Total Stockholders' Equity	-	5,000
Total Liabilities and Stockholders' Equity	$ -	$ 5,000

MICROSURGEONBOT INC.
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED OCTOBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	October 31, 2018	December 31, 2017
Revenue	$ -	$ 13,000
Cost of Goods Sold	20,000	20,000
Gross Profit	(20,000)	(7,000)
Operating Expenses-		
General and Administrative Expenses	12,500	500
Total Operating Expenses	12,500	500
Net Income	$ (32,500)	$ (7,500)

MICROSURGEONBOT INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED OCTOBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common Stock		Additional Paid In Capital	Retained Earnings	Stockholders' Equity
	Shares	Amount			
Inception (May 22, 2017)					
Issuance of Founders Shares	4,000,000	$ 40	$ 12,460	$ -	$ 12,500
Contribution	-	-	-	-	-
Net Income	-	-	-	(7,500)	(7,500)
December 31, 2017	4,000,000	$ 40	$ 12,460	$ (7,500)	$ 5,000
Contribution	-	27,500	-	-	27,500
Net Income	-	-	-	(32,500)	(32,500)
October 31, 2018	-	$ 27,540	$ 12,460	$ (40,000)	$ -

	October 31, 2018	December 31, 2017
Cash Flows From Operating Activities		
Net Income	$ (32,500)	$ (7,500)
Total Adjustments to Reconcile Net Cash Provided By Operations:		
Account Payable	-	
Net Cash Used in Operating Activities	(32,500)	(7,500)
Cash Flows From Financing Activities		
Contribution	27,500	12,500
Net Cash Flows From Financing Activities	27,500	12,500
Increase in Cash and Cash Equivalents	(5,000)	5,000
Cash and cash equivalents, beginning of period	5,000	-
Cash and cash equivalents, end of period	$ -	$ 5,000
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$ -	$ -
cash paid for income taxes	$ -	$ -
Non Cash Investing and Financing Activities:		
Subscription Receivable	$ -	$ -

NOTE 1 – NATURE OF OPERATIONS

Microsurgeonbot Inc., was formed on May 22, 2017 ("Inception") in the State of California. The financial statements of Microsurgeonbot Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Microsurgeonbot Inc., is an early-stage startup. We're focused on enabling engineers to do more by making it possible for people who have never used High Performance Computing before to leverage the power of HPC and perform new complex tasks. Our GURU engineering AI assistant will enable individuals to perform an array of expert tasks — served by specialist capability 'agents' which will increase their competitiveness, and make a radical scaling up of the implementation of energy efficiency measures more feasible.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from software subscription revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company does not currently have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of October 31, 2018, the company has currently issued 4,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 31, 2018 through November 23, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This offering is not live or open to the public at this moment.

▶ PLAY VIDEO

MSBAI
The Ultimate Engineering AI Assistant

● Small OPO   🏠 ,   🏷 Technology
📍 Accepting International Investment

0
Investors

$0.00
Raised of $10K - $107K goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

Invest in GURU by MSBAI

GURU is solving widespread expertise-barrier problems in engineering, by delivering specialized capabilities as a service. We leverage modern High Performance Computing (HPC) & Artificial Intelligence (AI) to do it.

Our goal is to create the Ultimate Engineering AI Assistant, like J.A.R.V.I.S. in the Iron Man movies.



- We're enabling the 92% of small and medium-sized enterprises (SME's) that don't use HPC to finally be able to. GURU makes it easy by performing end-to-end expert workflows from simple commands.

- The industrial sector consumes a third of the energy in the United States, and yet they've done about the least to implement energy efficiency measures. There are a lack of experts available to do it, and now GURU will enable non-experts to.

- Large companies have told us they need GURU to make their teams more multidisciplinary, rather than siloed

individual specialists that can lead to unexpected problems & delays in systems projects (e.g., component added by team-a draws more current than team-b's circuit can handle).

- We expect GURU-augmented engineers to gain up to 100X advantages (enabling them to do specialist tasks they otherwise can't) in product dev., manufacturing, as well as energy efficiency & management. This increased productivity and competitiveness can significantly benefit the economy.

Imagine you have an idea for a brand-new invention. What tools would you need? Whether your invention is an electric jet, a new way to collect solar power, a high efficiency air conditioner, or a new manufacturing method: to graduate from the concept stage to working prototypes you'll need to do structural design, aerodynamic, fluid, or thermal analysis, you'll need to lay out electric circuits, and perform many other specialized engineering tasks. The more access you have to the best engineering methodologies, and the more computer access you have to implement them, will make a dramatic difference between the idea making it all the way to market — versus never passing the concept stage. How many years of training would you need to learn all these specialist skills, and to use all the tools?





Each member of the MSBAI team has twenty years experience developing new technologies in energy, aviation and space launch for organizations like the the Department of Energy, DARPA, and NASA. We used supercomputers to invent new technologies that would be impossible to achieve without them, and we came up with ways to build intelligence and automation into entire end-to-end engineering workflows. In the process, we realized we could build a system that would enable non-experts to harness the power of High Performance Computing, which today can be purchased from commercial vendors like Google Cloud, Amazon Web Services, and many others.

There are hundreds of thousands of small companies developing new products and doing manufacturing. Many times, a small engineering team will only have access to a fraction of the expertise or the best tools that exist in order to develop their new idea. Learning all these different tools takes years and years of experience, and small companies can't afford to hire people that are specialists in every single discipline. Companies with large budgets can afford the best tools and to hire the experts. This is already a 10X advantage. And those companies will also deploy them on High Performance Computing (HPC) for another 10X advantage — so there can be 100X differences in engineering productivity between large and small companies.

There's a lot of innovation we need that isn't happening today. This is an expertise-barrier problem. It affects how successful and competitive small companies can be in developing new products and doing manufacturing, and it also affects their ability to manage and conserve energy. Our quality of life and our economy depends on their success! Humankind has developed the knowledge to do all these things, but small teams can't afford to take years to go and get training on a hundred or a thousand skills. Well, today it's possible to build enough expertise into the computer, so that GURU can deliver these capabilities as a service.

Our goal with GURU is to enable the achievement of new levels of innovation, and a scalable increase in energy conservation,
by solving expertise-barriers experienced by a large percentage of engineers.

The GURU platform enables us to build hybrid-intelligence agents to conduct each engineering task in the workflow — and serve them to your device in a client-server mode, taking advantage of new 5G networks. One of the applications we're really excited about addresses the expertise-barrier to conserving energy, and we think this is going to be important to deploy in the fight against climate change.

The Offering

Investment

$1.36/Class B Non-Voting Share. When you invest you are betting the company's future value will exceed $6M.

Perks*

1) If you invest over $1,000 you will receive 5% bonus shares. If you invest over $2,500 you will receive 10% bonus shares. If you invest over $5,000 you will receive 15% bonus shares. Investments over $10,000 receive 20% bonus shares.

2) Investments over $2,500 officially signup to become one of the first commercial GURU customers, with a $250 credit for your first use when GURU goes live.

3) For investors over $10,000: Get an early preview of GURU as we prepare to release to pilot customers, and participate in an online stakeholder design review webconference.

All Perks occur after the offering is completed

How GURU Makes Money

GURU can achieve scalable revenue by reaching all of these underserved customers, and dramatically increase the market size by enabling new entrants to participate through GURU's subscription & by orchestrating payments. There are hundreds of thousands of companies who can't afford to hire extra specialist engineers to: try a new design option, or save money in manufacturing by using less energy. GURU will augment their existing team to be able to achieve more.



Our goal with the deployment of GURU is to enable an explosion of new innovation, and really expand energy conservation.

GURU is a platform that enables specialist engineering capabilities to be offered as a service, making the skill accessible to a large percentage of companies who don't otherwise have access to them and are disadvantaged as a consequence. GURU enables customers to use existing engineering tools that are prohibitively difficult to use otherwise by many, and in doing so brings new business to the tool vendors. GURU employs a Software as a Service model — or SaaS (a software distribution model in which a third-party provider hosts applications and makes them available to customers over the Internet). The

customers pay for GURU in either a pay-as-you-go mode, or by annual subscription, and GURU orchestrates the payments when channel partner vendor tools are invoked. MSBAI has developed approaches to scale up the number of capabilities that can be served to customers, to maximize the number of annual licenses that can be sold and pursue hundreds of thousands of companies needing these services.

The following sections explain the needs so many small and medium enterprise companies (SME's) have, how GURU provides a brand new solution, what the GURU platform is, and details of how we expect to generate scalable revenue.

Handing Engineers the Best Tools



Engineers develop and build a wide range of things: from bridges, to airplanes, to the Internet. These advances make our lives better, and grow the economy. A small team of engineers will work the overall concept and system development, but there are many specialty areas that must be covered in order to successfully complete a project so that the new invention can be brought to market. Examples include structural design and analysis; thermal; fluid; vibration; electrical; and many others.

A specialist in each discipline can have several years of experience devoted to learning the best practices in becoming proficient with the best software tools. There are over a thousand specialized engineering tools that have been developed for a variety of engineering disciplines that give the user a 10X advantage in their ability to innovate if they have the training needed to use them. Typically it's the largest, most well-funded companies (like Boeing) who can afford to hire specialist engineers, and these companies also have the experts who can deploy the engineering tools on supercomputers — or High Performance Computing — for another 10X advantage. Now GURU can enable the small companies to gain this combined 100X advantage.

Small Businesses: Critical to the Economy...

But Disadvantaged by Expertise-Barrier

Small businesses are the backbone of the US economy. They bring a lot of the newest innovations and employ almost half of the nation's private sector workforce, and yet they face massive disadvantages.



There is a lot of innovation that hasn't happened — and there are a lot of problems that have not been solved — because of inadequate access to expertise. Humankind has developed numerous advanced engineering methodologies — but only a small fraction of people have access to them. A person can take a couple years to be trained on a particular specialty, but they can't do that for ten, or a hundred, or a thousand of them. The United States is a world leader in supercomputing or High Performance Computing and yet

almost nobody uses it. Only 8% of the Small- and Medium-sized Enterprise businesses (SME's) that are designing and manufacturing new products have been using HPC — it's too complicated!

Today, cloud High Performance Computing has become powerful and affordable enough, and Artificial Intelligence has become mature enough, that we can solve this gulf that exists in many companies' ability to use the best engineering tools and run them on cloud HPC.

Coming AI Assistant Industry



There is about to be an explosion in Artificial Intelligence (AI) assistants across multiple disciplines. Companies adopting AI will gain massive advantages in productivity which will translate into much higher revenues. In the figure above it's clear that before achieving these advantages a significant expenditure has to be made in the first few years before achieving productivity improvements. Many companies will not be able to afford this investment to adopt their own internal capabilities. That's why we are building GURU to be able to run complete end-to-end engineering workflows for them. GURU will enable these companies to subscribe and achieve the advantages, while avoiding the prohibitive upfront cost of starting their own AI program.

GURU Verticals — CAE & EE

The GURU platform will enable us to continue expanding into many engineering disciplines. For its first phase of deployment, we are focusing on two main verticals, which we have chosen based on intense immediate needs we have identified in the industry, and our own particular and intimate understanding of these areas.

Computer Aided Engineering

The Department of Energy and NASA have both recently identified a need to make it easier for most workers to use

computer aided engineering

identified a need to make it easier for most workers to use CAE, and leverage HPC to do it:

"Computational Science has become the third pillar of science... Despite the great potential ...HPC has been underutilized ...hurdles remain for wider adoption especially for small and medium sized manufacturing and engineering firms."

The solution to this problem must "minimize user intervention...single engineer/scientist must be able to conceive, create, analyze, and interpret a large ensemble of related simulations in a time-critical period (e.g., 24 hours)...full automation is essential." GURU will solve these strong unmet needs, addressing the expertise-barrier by placing enough expertise on the compute-side and serving it to the user.



Videos are prototype demonstrations. The commercially-deployed platform product is still currently under development.

Energy Efficiency & Management



Videos are prototype demonstrations. The commercially-deployed platform product is still currently under development.

GURU has the potential to scale up the delivery of expertise that will increase the competitiveness of manufacturers, and is desperately needed by the planet. The latest IPCC report makes an obvious call for energy conservation. We are far from achieving 100% renewable energy, and demand continues to increase so maximizing efficiency is a must. The industrial sector consumes approximately one third of energy in the US, and very little has been done to implement energy efficiency. We're developing GURU capabilities to address the reasons why and to maximize adoption of efficiency measures. Performing energy audits of a manufacturing plant is done today by hiring outside contractors. No one employed at the plant is tasked with energy efficiency work — they don't have the time or the expertise to do it, and their main focus is getting the products made on time, on budget, and at a high quality.

All of these plants stand to save tens of thousands of dollars or more in their operations per year by implementing these measures, and there are dramatic levels of Green House Gas emissions (GHG) that could be avoided if this 'expertise-barrier' to energy efficiency was solved.

GURU enables people working at the plant to perform their own audits when they have time, following a simple checklist, and GURU provides them with a series of recommendations for different measures they can take to save energy. It's easy enough to use and affordable, so the plant operators will be able to start checking in with GURU on a daily basis. Once they follow the first steps in the audits and recommendations, they'll be able to connect sensors and IoT equipment and GURU will start taking live data and provide regularly updated summaries and improved recommendations to achieve more savings. Through GURU plant operators can adopt dramatically improved energy management.

We estimate that an industrial deployment of GURU for energy efficiency could reduce GHG emissions by as much as a half billion tons per year.

The California Energy Commission (CEC) and Department of Energy (DOE) have both recently identified the importance of solving the expertise-barrier to Energy Efficiency: 2017 U.S. Energy and Employment Report (USEER) found three quarters of employers reported difficulty hiring qualified Energy Efficiency workers. CEC found in 2017: lack of expertise or personnel to pursue energy efficiency

expertise of personnel to pursue energy efficiency endeavors in the industrial sector.

GURU can deliver the missing expertise to every plant operator.

Revenue Potential of the Coming Engineering AI Assistant Industry



MARKET SIZE & TOTAL ADDRESSABLE MARKET

The Energy Efficiency (EE) business alone is projected to be a one-trillion dollar market by 2020. Computer Aided Engineering (CAE) is expected to reach a $46 billion total market size by 2024. The High Performance Computing (HPC) market is expected to reach $50 billion by 2023. GURU has been developed to enable a large percentage of new entrants into these markets.

Our bottom-up estimates of capabilities we can deploy on the GURU system and subscriptions we will sell in CAE & EE verticals within the first five years identifies a one-billion dollar Total Addressable Market (TAM).

Development of the GURU platform will accelerate the pace at which we can build and register new capabilities onto the system, which will in turn increase the number of customers we can serve and the number of subscriptions we can therefore sell. In the subsequent five years, as we expand the platform and offer agents with capabilities for adjacent markets, our TAM grows to $20 billion.

No Engineering AI Assistants Exist Yet: The Need for Hybrid-Intelligence

We're not aware of any engineering AI assistants in existence that would solve the expertise-barriers we've identified, and we haven't found announcements of any coming. Our opinion of the reason why, is that Machine Learning (ML) alone will not answer the need in the way it does in many other applications from recommending retail purchases, to detecting and comparing symptoms in medical diagnosis, to generating legal contracts. From our experience using supercomputers to achieve new technological innovations that would be otherwise impossible to reach, we came up with approaches using 'hybrid-intelligence' that works for engineering applications where best practice rules must be followed, while making application-specific decisions. The 'hybrid' combines symbolic AI (carrying out a series of logic-like reasoning steps) and ML (also generally known as *geometric* or *connectionist* AI). The importance of developing Hybrid-Intelligence has been recently highlighted by DARPA and some of the world's most important AI researchers:

DARPA called for "approaches in Artificial Intelligence (AI) that incorporate prior knowledge, such as known physical laws, to augment sparse data and to ensure robust





operation" and "AI architectures, algorithms and approaches that "bake in" the physics, mathematics and prior knowledge relevant to an application domain in order to address the technical challenges in application of AI in scientific discovery, human-AI collaboration."

Grady Booch, Chief Scientist for Software Engineering at IBM Research where he leads IBM's research and development for embodied cognition, recently spoke on the subject and the following are brief excerpts from his important recent presentation:

"The ideas of gradient descent has been around for a few decades. We went back into the literature and experience and said, "You know, agent-based systems, a la Minsky Society of Mind and blackboard systems, a la the Hearsay experiments from CMU from a few years ago, seem to work really well."

...And we're seeing that kind of split within the hybrid systems today. AI for on the edge, symbolic systems for decision processing and all the other gorp around it. So we're going to see an emergence over the coming years as to the resolution of how we bring those together."

Murray Shanahan, Professor at Imperial College London and senior research scientist at DeepMind, is another longtime proponent of hybrid methods and for instance, presented *Enhancing Deep Reinforcement Learning with Symbolic Reasoning*. Stating, as an introduction to a hybrid architecture his research team developed: "I think we can combine the strengths of good old-fashion symbolic AI with the strengths of neural networks." — and that the hybrid-architecture achieved "very much greater generalizing power than you get from a neural network, or at least the current generation of neural networks." Garnelo & Shanahan explain the need for a hybrid of symbolic AI+Machine Learning in this new paper.

GURU Platform

GURU runs a client-server connection from the user's device to services, HPC, and the 'Agent Society' containing libraries of agents that perform individual tasks. An end-to-end engineering workflow is accomplished by running a series of agents collaborating together.







Each individual agent represents a hybrid of a 'symbolic' rules-based system (where known best-practices, physics, and mathematics are baked-in) AND a 'geometric' Machine-Learning-based system which is invoked when problem-specific choices are made.

The GURU platform enables custom agents to be built in practical timeframes with sparse datasets, through methods we've developed to automate rules-ingestion, and selecting/building/refining Machine Learning models.

How to Use GURU



GURU IS EASY TO USE — VOICE OR POINT & CLICK

GURU works as a portal between you, the engineer, your account, and the computer systems it will use to run your engineering task. The GURU app runs locally on your devices and you can use the GURU web portal if you prefer. We have integrated voice control capability as well as point-and-click control. Some people prefer one of these two different options, some people find the voice feature most convenient while on the go and would use point-and-click for more detailed work. The application or portal running on your device is light and used primarily for communication with GURU services and the cloud HPC systems that will run your jobs.

GURU Orchestrates Payments

The GURU Engineering AI assistant works on a Software as a Service (SaaS) distribution model. There is presently no marketplace for engineering tools and expertise. The beauty of GURU is that it makes engineering tools so easy to use that the engineering marketplace becomes feasible. It's this degree of ease-of-use that must be reached to solve the expertise-barriers that have prohibited 92% of SME's from being able to harness HPC.





There are more than a thousand different tools that engineering software companies have designed for specialist engineers and when an engineer can leverage these tools it gives them new design, analysis, manufacturing, and efficiency options that can radically improve the company's competitiveness.

Our surveys and interviews with engineering software vendors show that each of them might have as few as 200-1,000 users worldwide, because they require so much training to use. GURU makes the tools feasible to use for hundreds of thousands of engineers who would benefit from using them, but haven't because they haven't gone through the years of training. In the first version of a commercial deployment of GURU, customers will be able to pay per job (execution of one complete engineering workflow) at a price of $500 each, or they will save money by purchasing annual subscriptions at $20,000.

As the GURU platform matures and more capabilities are added, different tiers of subscriptions will be available to enable you to run an expanding range of disciplines on GURU, or to have subscriptions that focus on certain capability areas. When GURU runs a third party vendor's software, or deploys on a third party cloud computing system, the user is charged a small licensing fee per job. To put it in perspective, a job that on GURU would cost hundreds of dollars to complete, would cost several thousand dollars or more each if a company were to hire their own specialists or hire contractors, and they would still need to pay for computer access no matter what. The massive cost reduction in performing expert engineering workflows is what makes it possible to solve the barriers and upgrade hundreds of thousands of small companies' capabilities — augmented by GURU.

The fee structure is similar to Amazon Prime. On Amazon Prime you have a Prime subscription fee — and with GURU you have a GURU subscription fee. Amazon curates an array of products from many vendors for you, so you can buy exactly what you need easily — GURU agents are available to run a series of engineering tools from different vendors so you can perform complete design and analysis workflows easily. You supply your account or credit card details on Amazon Prime so you can make one-click purchases — and you do the same in your GURU account, choosing what range of fees are acceptable per job, so that GURU automatically orchestrates the payments as it runs the best tools and deploys them to cloud computing.

GURU Location & Progress





Incorporated in 2017, microsurgeonbot Inc., Doing Business As MSBAI — the developers of GURU — is right at the beginning of its remarkable journey. Based in Los Angeles, MSBAI has demonstrated GURU with a prototype developed for the the first two verticals: i) Computer Aided Engineering (CAE), and ii) industrial Energy Efficiency (EE). In each of these cases, entire end-to-end engineering workflows are completed by several individual task agents running together in a coordinated manner.

MSBAI is at the same juncture that Drew Houston was at when he proved the concept of DropBox and started showing a video of his first prototype to investors. The investment he achieved enabled him to add a co-founder+staff to build the platform so that they could sign



up customers and start generating revenue. Today, their valuation is in the range of ten billion dollars.

To make clear what we have achieved with GURU prototype demonstration: The CAE video shows a person talking to GURU running locally on a laptop, and GURU takes the basic commands spoken from the human user, through a remote connection to a High Performance Computing system, invokes agents to make decisions like best solver parameters to select for the specific simulation the user asked for, and parallel computation settings to deploy the compute job, and then it runs the job. This is a real demonstration we have previously demonstrated live for private audiences deploying to different remote computing systems, including the OLCF's Titan Supercomputer. What you see on the laptop screen in the video is GURU actually running the job on Titan as a consequence of the user talking to the laptop.

This demonstrates GURU's simple human-computer interface, the hybrid-intelligence agents, the client-server mode of execution (device to services & remote HPC), and the successful completion of an end-to-end engineering workflow by GURU.

The keys to the GURU platform are methodologies we have developed to build and train our hybrid symbolic+geometric artificial intelligence agents, and how we make it easy for the user to access the agents, and orchestrate the remote services to conduct jobs. The planned platform developments will take our R&D findings and build the commercial platform. This *article* describes a portion of the prototype testing we have conducted. We have developed and demonstrated the architecture for the engineering assistant hybrid-agents, and we developed an ability to automate the process of building them — which is key to scaling up the number of capabilities GURU offers. The platform developments achieved will enable us to scale up the number of agents (and hence number of jobs GURU can do) and deploy the services to paying customers.

Through your participation in this campaign, you can help MSBAI bring GURU to industry and change the world.

GURU Vision and Growth

The GURU platform developments being conducted will increase the pace at which new agents can be developed and commercially released. The beginning stages focus on releasing a narrower set of capabilities in CAE and EE, and then as preparing agents becomes faster and less expensive we will grow within these verticals, and into adjacent markets. Thus, the GURU assistant has the potential to serve a broadening number of application areas as it enables engineers, and saves them money and time, as well as energy. In addition to improving the competitiveness of small companies by empowering them to innovate and use less energy with the associated



to innovate and use less energy with the associated contributions to the economy and environment, MSBAI's revenues will scale up as number of users and subscriptions increase.



The GURU Vision

This campaign is necessary to get GURU started off right. With your help, we will commit our development team to full time focus on GURU to build out the platform and commercially deploy first capabilities. We'll be able to do more than just orchestrate end-to-end engineering workflows in the background. GURU will also orchestrate payments for channel partner engineering tool vendors, and cloud computing vendors. As we scale up the number of customers, the payments aspect of the system will become a marketplace which will be a very powerful driver of revenue. We will incrementally increase support for not only credit card and bank transfer payments, but other electronic payment systems and cryptocurrencies.

Now is the perfect time to invest in GURU!

GURU has the potential to completely disrupt the engineering industry and become indispensable to every engineer on the planet — we are creating the Engineering Assistant Industry. But to do so, we need your help to get off the ground.

First, the tech behind GURU is only going to become cheaper as we build out the platform. And while there are lots of AI assistants being developed at the moment for other application areas, GURU is the only engineering assistant we have come across.

Second, MSBAI and GURU have no prior investors. We have partners and mentors, but this campaign will mark the first time that an equity offering in GURU has become available. By handing SME's a major technology boost and revolutionizing engineering and energy efficiency, both the economy and the environment will benefit. That's not just better for our world, it's better for you as a primary investor. After all, GURU has the ability to change the world, it's only right that we open that opportunity up to the people who will be affected by it.

Don't miss this opportunity to shape the future alongside GURU!

Letters of Support

To whom it may concern:

I have been working in the field of energy in California for the past 27 years. I currently work for Atlas Copco Mafi-Trench in Santa Maria, California. We design and manufacture turboexpanders used in refrigeration for gas processing, NGL production, air liquefaction, geothermal power generation, waste heat power generation, and ethylene processing. I have been working in the areas of machine design, aerodynamics, testing, and computer simulation.

I worked with Allan Grosvenor when he was providing training and modeling support for Numeca. I relied heavily on his expertise, expediency, and education. His efforts directly helped to create analysis models which allowed our company to accurately model the physics of turbines and compressors, which gave us a strong competitive advantage. In addition, Allan has excellent communication skills, which helped the success of the projects we collaborated on. I have also maintained contact with Allan over the years, and have seen his continued success and growth as an engineer and entrepreneur. Although I am not familiar with all of the details of this proposal to CalSEED, I am confident that Allan will be fruitful in any endeavor that he works on.

In general terms, having worked in the energy industry, I have had the opportunity to visit and work



CLEAN TECHNOLOGY COUNCIL
Information. Inspiration. Results.

Date 3/13/2018

Dear CalSeed

I'm ███████ ████████ and I work with the Clean Technology Council in Thousand Oaks, California https://www.cleantechnologycouncil.org and a member of the Hago Energetics Team in the NRA Cosia CARBON XPRIZE Competition http://hagoenergetics.com I'd like to recommend the selection of microsurgeonbot Inc (msb.ai) team, and see great potential in the GURU for the

with many plants, ranging from Geothermal power to to simple gas processing, to ethylene production. I have worked with many manufacturers, from dirty industries like casting to clean industries such as CNC milling and electronics development. I have seen a very wide variety in operating effectiveness. In some cases, energy management is optimized in great detail. However, most of these companies focus their efforts on their primary production targets, improving profits, and keeping equipment running, and are not optimizing their energy usage. Often this is because there is no on-site expert in the field of energy and operational efficiency. A tool/service that gathers data, conducts sophisticated analysis, and gives direction for improved operation, would be of great value to many of these operations. Ultimately, this will make the businesses more competitive, reduce California's energy usage, and provide continued job opportunities in California. This would be a benefit to the state of California.

If the GURU project proceeds, I will look forward to working with msb.ai to evaluate and test the GURU service. Our company uses a a significant amount of electrical energy to test our turbines and compressors at the facility here in Santa Maria. As with most production plants, energy efficiency is important, but by necessity is prioritized behind schedule and available manpower. Detailed analysis of operating data would potentially allow the operation to achieve the production goals while also reducing energy consumption significantly. Previous efforts to reduce energy consumption have been frustrated by the difficulty in understanding the data and the complex interaction of factors. This is an area that would seem to be a natural fit for a GURU agent.

Signed,

Grant Nonbeall

12 March, 2018

Industrial Sector: AI-Driven Energy Efficiency in Manufacturing for use in industry energy audits and advanced planning for new LEED compliant Green Buildings. Advances in the AI methods represents the Future course of Smart Cities, Smart Building Design and Manufacturing. This is most needed in California for both Consumers and Industry to help California meet Governor Brown's Target for 2030 Greenhouse Gas (GHG) emission and the 2050 target.

Thank You

Alan DeRossett
CTO
818-371-1508

To whom it may concern,

I have recently been contacted by Allan Grosvenor at Microsurgeonbot about the possibilities of using their tech to improve the efficiency of the company in a few ways. I am a Mechanical Engineer at Price Pump Company. We do everything for the manufacturing and design of a pump, except pour the raw castings. We have manual and CNC mills and lathes running 8 hours a day 5 days a week. We also do all the design and development of our pumps in house. Our test lab has recently been renovated to be up to the latest industry standards. We are interested in seeing how their GURU system might improve efficiencies in our process.

From and R&D perspective, their software seems very powerful and useful. We are just starting our use of computational fluid dynamics software in our design process. The learning curve for this software is very steep. We are by no means efficient in our use of the software. GURU looks to have an impressive interface that would help us speed up our R&D process. With this help we could speed up our design process, and get products to customers faster. We are interested in applying this tech to our process to improve outcomes.

We are interested in exploring the efficiency improvements that can be had in manufacturing . The cost of powering all our machines is not cheap. This process I am a little less familiar with, but GURU will look to help us improve our efficiencies through scheduling and other means. If this is true it will lower our cost and possibly our power consumption. I can see how if many companies were taking advantage of this software, then the demand on the power grid would be lower during business hours. This would benefit the average ratepayer. It seems to be beneficial for everyone involved.

I hope Microsurgeonbot and GURU get to move forward in the CalSEED process. We here at Price Pump are always looking for ways to more efficiently do business. We look forward to a future partnership with GURU. Thank you for taking the time to read this letter.

Cheers,

Leo Sanada
Mechanical Design Engineer
Price Pump Co.
3/12/2018

Tesseract Space, Inc.
Erik Franks, CEO
16242 Plummer Street
North Hills, CA 91343
661-390-1060
efranks@tesseract.space

3/13/18

Re: GURU for the Industrial Sector: AI-Driven Energy Efficiency in Manufacturing

To Whom It May Concern:

The GURU AI Driven energy efficiency system for manufacturing is very compelling for Tesseract. Tesseract is a rocket engine manufacturer located in the San Francisco Bay Area and requires significant electrical energy for 3D printing of metal parts. We have a business plan to grow our operations significantly to over 50 employees and a large number of complex electricity powered machining tools. The GURU system would allow us to optimize our energy usage and therefore reduce energy cost.

I am confident in the msb.ai team and Allan Grosvenor's ability to produce this important innovation for California energy users. My name is Erik Franks and I worked with Allan for almost four years in the aerospace industry. The work he did with the US DoD and DARPA was incredibly impressive and unique. Just tonight I spoke with a high level DARPA SETA (system engineering and technical assistance) for the DARPA XS-1 program that said the techniques that Allan demonstrated were unique, innovative, and fundamental to our team's success. I worked with Allan as the XS-1 business operations lead and cost volume lead on the XS-1 program. The GURU energy efficiency project is very important as industrial power usage is enormous, highly variable, and lends itself to automation and optimization. The energy demands for many industrial processes are significant and optimization for timing and process could significantly improve the electricity grids ability to meet demand.

Tesseract and myself look forward to beta testing and implementing the GURU system in our facility as soon as it becomes available.

Best Regards,

Erik Franks

FUTURE PROJECTIONS

The scale of revenue we can achieve with GURU is directly connected to the number of engineering capabilities we deploy commercially. Each capability represents an end-to-end engineering workflow performed by a series of hybrid AI agents. Within the verticals of Computer Aided Engineering (CAE) and Energy Efficiency & management (EE), we have identified hundreds of capabilities we can serve, and as the number offered increases on the GURU platform this directly translates to increasing the number of customers we can sell pay-as-you-go jobs, and annual subscriptions to. In the first few years of operation we have identified approximately 25,000 companies needing the capabilities we are developing, and there are ultimately hundreds of thousands of customers we will be able to serve after the first few years of maturing the platform.

The aggressive schedule of deployment and Series A projections are in line with other recent activity of companies such as Bonsai (4 year old startup acquired by Microsoft after $13.6 million Series A), and Engineer.ai ($29.5 million Series A). These companies are both developing AI solutions for industrial and engineering applications. The two are pursuing different verticals than MSBAI, but they are close enough for the financials to provide relevant indication of potential. A fundamental difference is that they are building tools for engineers to develop their own internal AI capabilities, whereas GURU is developed by MSBAI to capture the large percentage of companies who don't have the time or resources to do that, and need a reliable end-to-end assistant they can start using for their work.

The years 2019 to 2021 will focus on developing the platform to enable us to deploy GURU to commercial customers, serving the hybrid-agents to perform engineering workflows and orchestrating payments. During this period the total number of capabilities available will be in the tens and we will be working with the first handful of engineering tool and cloud computing service vendors/channel partners, selling services to tens and then low hundreds of customers. We project revenues of $500 thousand Annual Recurring Revenue (ARR) in 2020, and ARR of $3 million in 2021 with associated costs of approximately $800 thousand per year. The expenses include Cost of Goods Sold (with a majority going to support personnel, hosting fees, and equipment) and Operating Expenses (with a majority going to engineering and sales staff). After the first years of operation, the platform will be mature enough to enable us to significantly accelerate the development and deployment of additional hybrid-agents, and we expect to be able to offer hundreds of capabilities. We will grow our channel partner network by a factor of ten by this point. In 2021 we expect to pursue Series A funding at a level of approximately $10-20 million in order to fund an expansion that will enable us to pursue a projected ARR of $100 million in 2023. Dominant costs will again be sales and engineering staff, equipment and hosting. We will also have office space expenses that will grow as we increase the team size from approximately ten in the beginning years to approximately 60-80 by 2023, and likely doubling this number after 2023.





completed for public demonstration

Public release of videos demonstrating GURU prototypes

deployment of GURU to pilot customers (ANTICIPATED)

SaaS growth scaling milestone (ANTICIPATED)

Research project began at Oak Ridge Leadership Computing facility

Commercial deployment of CAE & EE capabilities in GURU demonstrates scalable revenue growth benchmark

Company was created

Meet Our Team





Allan Grosvenor
Co-founder & CEO

Allan Grosvenor, has worked in aviation, energy, and space launch for twenty years doing technology development, and leading teams at Numeca, Ramgen Power Systems, and Masten Space Systems. In a series of tech-dev projects Allan and his teams utilized a variety of AI approaches to achieve powerful design and analysis capabilities, and it was through these experiences the idea of an engineering AI assistant began. Running the US operations and being in charge of North American sales for Numeca, he also gained significant experience in engineering enterprise software sales. Occupations in the last three years: May 2017 - present: (primary job) Co-Founder and CEO of MSBAI, 2014 - present: Senior Engineer at Masten. Allan has worked closely

Martin Conlon
Co-founder

MSBAI is a team of engineers who have harnessed the power of supercomputing and AI to innovate in multiple fields including energy, aviation, and space launch. Martin Conlon, PhD., has been developing technologies and leading engineering teams in biotech, aviation, and manufacturing for the past twenty years. He has worked in a broad range of organizations with World Heart, National Research Council, and Equispheres. Martin has worked with a series of large organizations, and small companies, and he's witnessed first hand the needs of engineers in a wide range of application areas. He began computer programming at a young age, and has continued developing in a broad range of languages for a spectrum of applications

with the world's top non-classified supercomputing center — the Department of Energy's: Oak Ridge Leadership Computing Facility (OLCF), as well as the DoD's HPCMP supercomputing center. MSBAI has ongoing R&D and testing activities at the OLCF. Experience: 20 Years In Aerospace, Energy, High Performance Computing, Computer Aided Engineering, Artificial Intelligence, Enterprise Software Bizdev

from IT and web, to building engineering tools, throughout his career. Martin started developing machine learning models in grad school and has continued R&D in this area (including supervised & unsupervised learning, Deep Learning) throughout his career. Experience: 20 Years In Biotech, Aerospace, Artificial Intelligence, Manufacturing, Software Development







Alan DeRossett
Advisor — IoT, Applications, Bizdev
Alan DeRosset's industrial experience developing payment systems, IoT systems, and medical devices and his entrepreneurial experience starting up and running several prior companies makes him the ideal technical and business development advisor for MSBAI. Experience: 30 Years Serial Entrepreneur, Developer, Electrical, Optical, Audio





Roxane Divol
Advisor — Bizdev
Roxane Divol's extensive enterprise business development and leadership experience in Silicon Valley is critical to MSBAI's business strategy. Experience: Silicon Valley Tech Leadership Board Member Global Fund For Women





Kat Janowicz
Advisor — Energy management & Efficiency
With over 20 years experience in industrial energy efficiency and management, and energy business development, Kat Janowicz is the perfect advisor for MSBAI's focus in energy applications. Experience: Transport, Energy, Green Ports, Sustainable Development





Beth Hagendorf
Advisor — Promotion
Beth Hagendorf is applying her years of experience as an actor, Producer, and host on such shows as Blown Away and Fire In The Hole, to advise on the human element and promotion of GURU. Experience: TV Acting, Hosting, Producing



Offering Summary

Company :	microsurgeonbot Inc.
Corporate Address :	2355 Westwood Blvd., Suite 961, Los Angeles, CA 90064
Offering Minimum :	$9,998.72
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$199.92

Terms

Offering Type :	Equity

Security Name	:	Class B, Non-voting Shares
Minimum Number of Shares Offered	:	7,352
Maximum Number of Shares Offered	:	78,676
Price per Share	:	$1.36
Pre-Money Valuation	:	$5,984,000.00

<u>**Perks***</u>

1) If you invest over $1,000 you will receive 5% bonus shares. If you invest over $2,500 you will receive 10% bonus shares. If you invest over $5,000 you will receive 15% bonus shares. Investments over $10,000 receive 20% bonus shares.

2) Investments over $2,500 officially signup to become one of the first commercial GURU customers, with a $250 credit for your first use when GURU goes live.

3) For investors over $10,000: Get an early preview of GURU as we prepare to release to pilot customers, and participate in an online stakeholder design review webconference.

*all Perks occur after the offering is completed

Irregular Use of Proceeds

Salary payments made to one's self, a friend or relative

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT

<u>GURU for Computer Aided Engineering</u>

Ally, what's up with the silence.

Yoyodyne is a mess. I have so many projects behind schedule. Like, for example, my flight design is stalled because the aero expert doesn't have any time to run simulations for me.

He's just overloaded.

Everybody is. We consistently have projects that are tens of thousands of dollars over budget, weeks behind schedule, all because we have to wait for the availability of somebody in the organization.

Yeah, I've been there.

Hiring contractors isn't the answer because I have to take more time to teach them how do to things which adds more fees and it's just killing the budget.

Yeah, it would be a lot easier if you could just run it yourself, right?

Well, yeah, but I don't really have the expertise to do that.

Have you heard of guru?

No, what's that?

Well, it's an agent based hybrid artificial intelligence platform that enables generalists to perform expert tests. Just think of guru as the ultimate engineering AI assistant. Try this. It's going to change your life.

Guru, I need to run a new simulation.

No problem. Tell me some basic details about the model and conditions you require.

This is a flight configuration. It's the CRM geometry flying transonic.

All right. At this transonic regime, we'll want to robust and fast compressible flow solver and an unstructured hex mesh for this geometry. I recommend New Mech's fine open solver.

Sure, that makes sense. Numeca's good.

All right. I'll need the mach number and angle of attack you'd like fly please. Let me know what kind of grid resolution you want too.

Let's try a course grid, say, six million cells. The mach number is 0.87 and the angle of attack is seven degrees and I need this fast.

Okay, I am selecting the grid to be six million cells and I'll set the mach number to 0.87 and angle seven degrees. I have queried your database of authorized systems and the fastest one available was the Oak Ridge Leadership computing facilities' Titans Super Computer. Opening a Titan session. Stand by.

Whoa.

Okay, I have a session open on Titan for the compute job and another session on the radio cluster to give you visual access to the dashboard. I'm constructing a new project file, engaging convergence robustness agent. Engaging parallel compute agent. All right, I have predicted the best solve for settings to converge this simulation and I'm distributing it in parallel over 80 compute notes and utilizing both CPU and GPU resources staging the parallel job that's starting up now.

The compute job is running. You can monitor traces in the field evolution in your dashboard session. You will see this in a moment.

Okay, I'm going to come back and check on this job later. Let me know the status.

Will do. I'll send out the regular notice and add it to your dashboard's summary.

You know, that's the first time I have used a super computer before. This is a game changer for designers.

I'm super excited about it. I couldn't wait to show you. Msbai is solving so many problems with the brand new Guru technology, is it's creating a new industry.

So let me get this straight. I just have to give Guru the most basic information, then it goes off and orchestrates the entire workflow and batches it off to a remote HBC system?

Yep, that's what Guru does.

Check it out. Your job is done and Guru just sent you a summary report.

So how does it work? I mean, it's amazing.

Yeah, there's some serious technology in there. Guru is an agent based hybrid intelligence platform. Each agent performs a task in your workflow and they don't need too much data to train.

So it's not just a chatbot? It's not just an expert system?

No, not at all.

So how is it different from the ones that they use for searches, changing the channel and internet purchases?

There is a good reason why you can't ask those to do serious engineering. The Msbai team have been using AI and super computers across multiple disciplines like energy and aerospace for years. It was like living in the future and that's how they thought up Guru.

Guru is really a big deal. This is the future of work, right?

Oh yeah, the platform enables you to work from anywhere and give people who have never been able to use high performance computing, a way to do it easily. It's going to upscale the world.

You know there are only a handful of people at YoyoDyne who use HPC on a regular basis and now I just do it using Guru. I'm going to be able to run my entire aerodynamic performance and control database for this vehicle designed by myself. I feel like I have just jumped 10 years into the future.

Oh, yeah, you just got a serious upgrade.

Guru. Msbai.

GURU for industrial Energy Efficiency and management

Does Guru only work with voice control?

No, it's a very handy option, particularly on the go. You can just use the simple point and click too. Here, I'll show you. You said you had multiple projects behind schedule.

Well, I've been tasked with searching for a cost savings for our manufacture and operations.

Oh my god, that's perfect. Okay, so I'm going to show you the energy efficiency capability. Tap twice for voice or tap once for point and click. About a third of the energy in the US is used by the industrial sector, but very little has been done to implement energy efficiency there.

Wow, we could save a lot of money using this.

There's so many variables effecting the plant. Operators are usually apprehensive to consider that there might be an improved way to run it. With Guru, you're running optimization of the overall system cost and you're comparing scenarios to ensure you maintain productivity and minimize impact on workers. You can see the predicted impacts and savings and make informed choices before you decide to make any other changes.

Well, I can tell you why we haven't been able to do it. We have to focus on manufacturing our

own parts. Nobody at the plant is tasked with doing this. Well, until me, but I don't have the years of expertise in energy efficiency.

You're not alone. The entire industrial sector is behind. I was just reading reports from DOE and CC that said that there aren't nearly enough energy efficiency experts, and that something has to change to address the problem.

Like Guru?

It's pretty easy to set yourself up to audit your plant and to generate options. Guru learns your previous selections and preferences, so I'm just going to jump through these options here and have one of the plants characterized.

Oh, nice.

This is a basic external map of the plant. Then here, you can automatically classify the exterior. You can add drawings of the manufacturing floor. Then here, we're selecting machinery. This is where you enter the machines schedules. Now Guru will generate a process model. Here's where we start generating recommendations. Look, Guru has just found options.

Oh, that's the load shifting example you were talking about.

Right, it will take you through the lower hanging fruit. It will also get you through connecting more metering, and then start recommending maintenance and upgrades.

I love it how it takes you through this checklist. It also helps you avoid forgetting steps in the process.

Yeah, to address the massive number of plants like yours, this is really the tool people need. Otherwise, it's just too cumbersome and expensive.

It's connecting to HBC again for this?

Yeah, I love it. It's running thin on a device and pushing any of the heavy calculations seamlessly to external systems. For instance, it'll check availability of cloud services, and it'll check the rates to choose what it [inaudible 00:03:45] to you.

I can't believe we can do all this sitting at the beach.

Yeah, and when you're in a plant, you can go around and photograph equipment. It will classify them and add them to the process model. Then when you get past phase one, you can start connecting metering and IOT to get dynamic data.

I like that step-by-step assistance. I love that it's constructing the models and comparing different scenarios.

There's a major need for operational flexibility. This kind of intelligence system is essential to managing the thousands of devices. I mean, you have electrical loads, thermal loads, season variations, and now it's becoming necessary to manage micro grid power on [storage 00:04:29] too.

Oh, right, with all the airports and ports expansions, the new demand for electric cars, solar and wind and all the data from meters and green button.

Mm-hmm (affirmative). Yeah, Guru is needed by pretty much everybody, the utilities, the plants, the rate payers, everybody.

Guru. MSBAI.

GURU Technology

It would be a lot easier if you could just rent it yourself right?

Well yeah. But I don't really have the expertise to do that.

Have you heard of Guru?

No. What's that?

Well, it's an agent based hybrid, artificial intelligence platform that enables generalists to perform expert tasks. Just think of Guru as the ultimate engineering AI assistance.

Just thinking about how much work I'm going to get done with Guru, it's overwhelming.

It really is a big deal. You know why this is happening now?

Well this whole thing leverages HPC in a way that I've never seen before.

Yeah. Just think about it. Like this phone I'm holding, two decades ago the most powerful super computers were doing hundreds of gigaflops. That's what these phones can do today. Desktops can do a couple of terabytes. Well back then, if you asked most engineers if they could use a super computer, they'd tell you the idea was ridiculous, but here we are.

I gotcha. So Guru bridges the gap of expertise to today's super computers. Like not just terascale, but petascale too.

Exactly. And Guru is going to be essential to using the new coming exascale systems. It's so much power that in order to make the best use of it, you need this kind of comprehensive intelligence system.

This is pretty revolutionary for humanity right? I mean for people who don't have the expertise

to be able to access this kind of compute power like that? All of a sudden.

Yeah. And is creating a new industry. A radical leap in a number of engineers, regularly using HPC. We're going to invent and discover so much with Guru.

So how is it different from the ones that I use for searches, changing the channel and internet purchases?

There's a good reason why you can't ask those to do serious engineering. The MSBAI team have been using AI and supercomputers across multiple disciplines like energy and aerospace for years. It was like living in the future. That's how they thought up Guru.

Okay. You were saying Guru is agent based. Can you explain more about that?

Oh yeah. It's super important. Think about a baby when it's born and it opens her eyes for the first time and starts recognizing things around her. In the case you can think of it like having a vision agent and an object detection agent. Later when the baby starts stumbling around and eventually starts walking, you can think of that like having an upgrade to add a walking agent.

Leave it to Betty to explain AI based on an infant.

Hey. You get it now don't you? Now think about the air example like CFD. You will have a geometry preparation agent, a grid generation agent. You'll have an agent for setting up the job and choosing the best solver parameters. You'll have an agent dedicated to setting up parallel computations for HPC, et cetera. All of these agents interact and collaborate together to perform the larger task work flow. As more agents are added to the system, Guru becomes geometrically more capable of doing more for you.

Got it. The agents are connecting my device to remote cloud services and HPC like a client server mode right?

Yep. Exactly.

Okay. I understand that. But what did you mean when you said this is hybrid intelligence?

Also super important. So if this was purely a role based logical system, it wouldn't be able to make enough problems specific decisions. And if this was purely a machine learning geometric system, it would have to use a massive amount of training data to learn rules that are already known. So neither work in isolation, which is why the assistants you use to buy tickets or check the weather can't do this. And you've never heard of anything like Guru before.

Okay. So what your drawing shows that it's literally a hybrid of both the rules based hierarchy, or a tree. Then it invokes a machine learning model when it needs to make problem specific choices or predictions?

Yeah, that's right. The Guru agents are built with a hybrid of both so that the best practice rules

in physics can be baked in. And it can also make problem specific predictions.

So is it a gradient boosted tree?

Oh, very good. Actually I'll sometimes use that kind of algorithm. But the strength of Guru is that it's using a collection of logical approaches. Also it's able to apply different machine learning algorithms based on the particular task.

GURU Campaign

In last year, there've been videos circulating on social media of people, confined to wheelchairs, putting on exoskeletons and standing and walking for the first time. GURU is augmenting the human to be able to innovate like they've never been able to do before. Our goal is to create the ultimate engineering AI assistant like Jarvis in the Iron Man movies.

Imagine you have an idea for a brand new invention. What tools would you need? I made a robotic arm out of AC motors, and I used to blow the breaker box in my parents' house a lot. When I subsequently discovered what an engineer is and the fact that I could do that as a full time job, I was in.

Our team has 20 years of experience each developing new technologies in energy, aviation, and space launch for organizations like the Department of Energy, DARPA, and NASA. We use supercomputers to invent new technologies that would be impossible to achieve without them. We came up with ways to build intelligence and automation into entire end to end engineering workflows, and in the process, we realized we could build a system that would enable non-experts to harness the power of high performance computing, which today can be purchased from commercial vendors like Google Cloud, Amazon web services, and many others.

I have personally led projects that have used more than $100 million supercomputer hours. There are only about thousands of people in human history that have had that amount of super computer access, and when you are lucky enough to have that kind of computer access, it's like living in the future. Small and medium-size enterprise businesses in the United States are the backbone of the economy. These are the companies that have the latest Steve Wozniak and Steve Jobs, with all the ideas.

There are hundreds of thousands of small companies developing new products and doing manufacturing. Many times, a small engineering team will only have access to a fraction of the expertise or the best tools that exist in order to develop their new idea. Human kind has the knowledge to do all these things, but small teams can't afford to take years to go and get training on 100 or 1000 skills. Well, today, it's possible to build enough expertise into the computer so GURU can deliver these capabilities as a service.

We're putting enough expertise on the computer that we're enabling 92% of SMEs who have been prohibited from using the best tools and high performance computing to, all of a sudden, do it for the first time.

GURU, I need to run a new simulation.

Engaging convergence. Robustness agent. Engaging parallel compute agent.

The engineer communicates with GURU either by voice or by a simple point and click commands, and then GURU makes decisions about what tools it will use, and starts running the workflow, and then returns summarized results in an easy to use format, back to the engineer. There are 250,000 of these companies in the United States that should be using GURU. We've identified 25,000 of those that we could be selling GURU to today.

The GURU Platform enables us to build hybrid intelligence agents to conduct each engineering task in the workflow and serve them to your device in a client server mode, taking advantage of the new 5G networks. One of the applications we're really excited about addresses the expertise barrier to conserving energy, and we think this is going to be important to deploy in the fight against climate change.

I love it how it takes you through this checklist.

I will talk to vendors and each one will tell me maybe they have 200 customers, maybe they have a thousand customers. I'll ask them, "Why don't you have 10,000 customers? Why don't you have 100,000 customers?" Every single one tells me the tools are too hard to use and it's too expensive.

These are all customers who were not previously using the tools or cloud computing services because they didn't know how to. All of a sudden, we are bringing all these customers to them. That's why they are going to become our channel partners and help us sell it.

I predicted the best solver settings to converge this simulation, and I'm distributing it in parallel over 80 compute notes and utilizing both CPU and GPU resources.

GURU can achieve scalable revenue by reaching all these underserved customers and dramatically increase the market size by enabling these new entrance to participate through GURU subscription and by orchestrating the payments. Our goal with the deployment of GURU is to enable an explosion of new innovation and really expand energy conservation.

We want you to join us in our endeavor to bring GURU to market. Together, we are going to get up out of our chairs and run toward the future.

Oh, yeah. You just got a serious upgrade.

GURU.

MSBAI.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of microsurgeonbot Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " IV " so that, as amended, said Article shall be and read as follows:

A portion (1,000,000) of the total original 10,000,000 common stock shares will be converted to Class B Non-Voting shares. The corporation shares are now:
9,000,000 common stock shares, and 1,000,000 Class B Non-Voting shares.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of November, 20 18.

By: Allan Grosvenor

Authorized Officer

Title: CEO

Name: Allan Grosvenor

Print or Type

CERTIFICATE OF INCORPORATION

OF

MICROSURGEONBOT INC.

ARTICLE I

The name of the corporation is microsurgeonbot Inc. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is The Company Corporation.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Allan D. Grosvenor
microsurgeonbot,
2355 Westwood Blvd., Suite 961
Los Angeles, CA 90064

Executed on May 21, 2017.

E-signed using Clerky (afb2bb0ac7379806a14eb02bc2c820bf)

Allan D. Grosvenor

Allan D. Grosvenor, Incorporator